

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 7, 2008

Mr. Terry McConnaughey
President and Director
Silver Butte Company
520 Cedar Street
Sandpoint, ID 83864

      Re: Silver Butte Company
              Item 4.01 Form 8-K
              Filed October 2, 2008
              File No. 001-05790

Dear Mr. McConnaughey:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Your Form 8-K disclosure makes reference to the "reports of Williams & Webster on the Company's financial statements for the past two years." However per our review of your Form 10-KSB filed October 22, 2007, we note that your financial statements for fiscal years ended August 31, 2007 and 2006 were audited by LeMaster & Daniels PLLC. We further note per your Form 8-K/A filed April 8, 2008 that LeMaster & Daniels PLLC resigned on January 21, 2008 and Williams & Webster was engaged on January 31, 2008 to audit your financial statements for the fiscal year ended August 31, 2008.

      Please amend your Form 8-K to correct your reference to the audit reports of your financial statements for the past two years, and to clarify the extent of work

Terry McConnaughey
Silver Butte Company
October 7, 2008
Page 2

performed by Williams and Webster since its engagement on January 31, 2008 as your independent accountant.

2.	Please include as an exhibit to your amended Form 8-K the letter from your former accountant Williams & Webster in accordance with Item 304(a)(3) of Regulation S-K. Please note that this letter should be filed no later than 10 business days after the initial filing of your Form 8-K.

3.	We note that while you dismissed your former accountant Williams & Webster on September 21, 2008, you did not file your Form 8-K report until October 2, 2008. For future filings, please note Form 8-K General Instruction B.1. that current reports on Form 8-K should be filed within four business days after the occurrence of the event.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650, or in his absence, Lily Dang (202) 551-3867, if you have questions regarding our comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief